UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Insignia Financial Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    45767A105
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                           Associate General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 9, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45767A105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                    1,753,700

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                    1,753,700

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,753,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     7.55%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 45767A105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                    1,753,700

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                    1,753,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,753,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     7.55%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No.45767A105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                    1,753,700

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                    1,753,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,753,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.55%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Amendment No. 1 to Schedule 13D relates to the common shares, $.01 par value (the "Shares"), of Insignia Financial Group, Inc. a Delaware corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration

     Section 3 is amended by the addition of the following:

     The aggregate purchase price of the 1,753,700 Shares owned by High River was $13,251,086.72 (including commissions). The source of funding for the purchase of these Shares was general working capital of High River.

Item 4.  Purpose of Transaction

     Section 4 is amended by the addition of the following:

     Registrants entered into a confidentiality agreement with the Issuer, a copy of which is attached hereto as Exhibit 2, and have had conversations and plan to have additional conversations, with representatives of the Issuer.

Item 5.  Interest in Securities of the Issuer

     Section 5 is amended by the addition of the following:

     (a) The Registrants may be deemed to beneficially own, in the aggregate, 1,753,700 Shares, representing approximately 7.55% of the Issuer's outstanding Shares (based upon the 23,237,690 Shares stated to be outstanding as of October 31, 2002 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 13, 2002).

     (b) High River has sole voting power and sole dispositive power with regard to 1,753,700 Shares. Barberry has shared voting power and shared dispositive power with regard to 1,753,700 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,753,700 Shares.

     Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Mr. Icahn and Barberry disclaims beneficial ownership of such Shares for all other purposes.

     (c) The Registrants have not effected any transaction with respect to Shares during the past sixty (60) days. On December 2, 2002 High River acquired 150,000 Shares at a price of $7.50 per share (excluding commissions). All such transactions were effected in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     On February 9, 2003, High River Limited Partnership entered into a Confidentiality Agreement with the Issuer in the form of Exhibit 2 hereto.

Item 7.  Material to be Filed as Exhibits

     Exhibit 2. Confidentiality Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2003


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP


By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN

    [Signature Page to Schedule 13D with respect to Insignia Financial Group]